


CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

0 8ऽ2 -03378

Toll Free Tel. No.: (800) 546-3405
Toll Free Fax. No.: (800) 546-3410

August 30, 2006


06016637

B.C. Securities Commission
PO Box 10142
Pacific Centre
Vancouver, BC,
V7Y 1L2

SUPPL

Attn: Information and Records Department

Dear Sir or Madam:

Re: CON-SPACE Communications Ltd.

Please accept this letter as our notice to your office of the following dates that relate to the Annual General Meeting of Con-Space Communications Ltd.

Advanced Notice	September 17, 2006
Record Date	September 30, 2006
Delivery, Bulk Materials	October 13, 2006
Mail out to Shareholders	October 20, 2006
Annual General Meeting	**November 16, 2006**

If there are any questions concerning the above please contact me at (604) 244-9323.

Yours truly,
CON-SPACE Communications Ltd.

James L. Swanson
Chairman

Cc.: Toronto Venture Exchange
Steve Mathiesen, Lang Michener
CIBC Mellon Trust Company
Dale, Matheson, Carr-Hilton, Charted Accountants
U.S. Securities & Exchange Commission

AN ISO 9001 COMPANY

505 - 5600 Parkwood Way, Richmond, BC, V6V-2M2 Tel: (604) 244-9323 Fax: (604) 270-2138 E-mail: jswanson@con-space.com